Exhibit 99.1

NOTICE OF THE

EXTRAORDINARY

GENERAL MEETING

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “EGM”) of CNH Industrial N.V. (the “Company” or “CNH Industrial”) is convened at 9:00 a.m. CET on Thursday, November 29, 2018, at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ in Amsterdam, the Netherlands. The language of the meeting shall be English. The EGM is convened to discuss and decide on the following:

AGENDA

1. OPENING

2. APPOINTMENT OF EXECUTIVE DIRECTORS

a.	Appointment of Hubertus M. Mühlhäuser (voting item)

b.	Appointment of Suzanne Heywood (voting item)

3. CLOSE OF MEETING

EGM documentation

The EGM documentation:

•	the explanatory notes to the Agenda with proposed resolutions and information about members of the Board of Directors whose appointment as executive directors has been proposed,

•	statement of the issued share capital and voting rights at the date of this notice, and

•	instructions and proxy forms for participation and voting at the EGM,

is available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings). This documentation is also available at the Company’s principal office at 25 St. James’s Street London, SW1A 1HA (United Kingdom) for shareholders and other persons entitled to attend the meeting, who will receive a copy free of charge upon request.

Participation and record date

Shareholders can hold Company shares in four ways:

•

shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the “Loyalty Shareholders”) registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both, the “Agents”);

•

shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “EGM Agents”);

•	shareholders holding common shares in a bank, brokerage or other intermediary account with the Depository Trust Company (the “DTC Participant Account”);

•	shareholders holding common shares in an intermediary account in the Monte Titoli system (the “Monte Titoli Participant Account”).

Under Dutch law and the Company’s Articles of Association, in order to be entitled to attend and, if applicable, to vote at the EGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct) must (i) be registered as of November 1, 2018 (the “Record Date”) in the register established for that purpose by the Board of Directors (the “EGM Register”) after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the EGM and (ii) request registration in the manner mentioned below. The EGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the registered shareholder list administrated by the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the list of the entitled shareholders provided by the bank, brokerage or other intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The EGM Agents will send EGM materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant EGM Agent, including a proxy form that allows shareholders to authorize someone else to attend and vote their shares on their behalf at the EGM in accordance with their instructions. The proxy form will also be available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Loyalty Shareholders and/or Registered Shareholders, will be entitled to attend the EGM (either in person or by proxy) if they have notified the relevant EGM Agent by 11:00 p.m. CET on November 21, 2018 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to attend the EGM (either in person or by proxy, please note proxy instructions below), must request that their Intermediary issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CET on November 21, 2018 to Computershare S.p.A.

Shareholders requesting to attend the EGM (either in person or by proxy) will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate to be submitted by the entitled attendees on November 29, 2018 to enter the EGM. The Attendance Card also contains a proxy form section, which allows shareholders to authorize someone else to attend and vote their shares on their behalf at the EGM. Prior to the EGM, the Attendance Card and a copy of the written power of attorney (if applicable) must be presented at the registration desk.

Alternatively, the above mentioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the EGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares and/or attend the EGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the EGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant EGM Agent (contact details below) by 11:00 p.m. CET on November 21, 2018 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the EGM will be required to show a valid identity document at the registration desk prior to admission to the EGM.

Address details of EGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

cnhi@computershare.it or cnhi@pecserviziotitoli.it

Computershare Trust Company NA

PO BOX 505000

Louisville, KY 40233-5000

Web.queries@computershare.com

By Overnight Delivery:

Computershare

462 South 4th Street

Suite 1600

Louisville, KY 40233-5000

CNH Industrial N.V.

October 18, 2018

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